Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 4, 2018

CVS Health Provides 2018 Outlook

Expect Adjusted Consolidated Operating Profit Growth of 1% to 4%

Enterprise Script Growth and Benefits from Streamlining Initiative Driving Solid Growth

Fourth Quarter and Full-year 2017 Consolidated Expectations Confirmed

Fourth Quarter and Full-year 2017 Retail/LTC Expectations Confirmed;

Pharmacy Services Operating Profit Expectations Lowered

WOONSOCKET, R.I., January 4, 2018 – This morning CVS Health (NYSE: CVS) issued its initial outlook for 2018, expressing confidence in the execution of its growth strategy.

For full-year 2018, the company expects to deliver consolidated net revenue growth of 0.75% to 2.5% and adjusted consolidated operating profit growth of 1% to 4%. Adjusted operating profit in its Retail/LTC segment is expected to grow in the low-single digits and adjusted operating profit in its Pharmacy Services segment is expected to grow in the low- to mid-single digits. Strong growth in scripts and claims, continued purchasing efficiencies from the company’s Red Oak venture, and incremental net benefits from the company’s streamlining initiative are expected to be beneficial contributors to enterprise growth.

Operating profit growth in 2018 is expected to be unfavorably affected by costs associated with the company’s implementation of its contract to provide PBM services to Anthem, Inc. beginning in 2020, as well as the recent divestiture of RxCrossroads. Together, these two factors reduce expected adjusted consolidated operating profit growth by approximately 125 basis points. While the company continues to expect its pending acquisition of Aetna Inc. to close during the second half of 2018, for guidance purposes only, the acquisition is assumed to close after year-end 2018. As with past acquisitions, all acquisition-related transaction, integration and bridge financing costs will be excluded from the company’s adjusted figures.

In the Retail/LTC segment, the company expects revenue growth of 2.5% to 4%, driven by strong same store script growth of 6% to 7% primarily as a result of broader partnerships established with PBMs and health plans and its expanded participation as a preferred pharmacy in a greater number of Medicare Part D networks. The company expects same store sales to be in the range of 2% to 3.5%.

In the Pharmacy Services segment, the company expects claims growth of approximately 8% and revenue growth of 1.5% to 3.5%. Factors impacting revenue growth include the administration of rebates for Aetna’s Medicare Part D business, which begins in 2018 under the companies’ existing PBM contract; the expectation that generic specialty introductions will increase; the continuation of brand inflation at levels lower than the market has historically seen; and continuing pricing pressures.

The company expects net interest expense in a range of $2.0 billion to $2.3 billion in 2018. It expects to use cash on hand to retire debt that will be maturing during the year, but in addition to interest on its existing portfolio of debt, the company will incur acquisition-related bridge financing fees as well as interest on the new debt expected to be issued to fund the acquisition. The guidance range takes into account the variability of timing of issuance and interest rates as well as the mix of maturities of the new debt.

The company will benefit from the recent comprehensive tax reform signed into law last month. Taking into account the change in the statutory federal rate as well as the law’s effects on state taxes and other permanent items, the company expects its effective tax rate to be approximately 27% in 2018. This reduction in the tax rate represents an increase in cash flow of approximately $1.2 billion. With the financial flexibility that tax reform provides, the company anticipates making strategic investments in future areas of growth in its business, particularly as CVS Health and Aetna combine to remake the consumer health experience, and will have more to say as plans are finalized.

As previously announced, the company suspended share repurchases during the fourth quarter of 2017 due to its pending acquisition of Aetna Inc. Absent the suspension, share repurchases in 2018 would have contributed approximately 340 to 610 basis points of growth to adjusted EPS. The company had also previously announced that it would maintain its current annual dividend of $2.00 per share throughout the year.

Additionally, the company revised its outlook for the fourth quarter of 2017. Due to softer margin performance in the PBM’s client and retail network claims management process, the company now expects a mid-teens growth rate in the fourth quarter and about 4% for the full year for the Pharmacy Services segment’s adjusted operating profit. The company continues to expect fourth quarter operating profit from its Retail/LTC segment to be at the high end of its previously-provided range of (3.5%) to (1.0%). Combined with the impact from the suspension of share repurchases, offset by a better effective tax rate, the company expects to deliver adjusted consolidated operating profit growth and adjusted EPS at the lower end of their respective ranges provided during its third quarter 2017 earnings call. At that time, the company expected adjusted consolidated operating profit growth of 5.75% to 8% and adjusted EPS of $1.88 to $1.92. Also, the company expects to meaningfully benefit in the fourth quarter from the Tax Cuts and Jobs Act, but estimates of these benefits have not been included as the company is currently assessing the law’s impact on its 2017 financial statements.

Teleconference and Webcast

The Company will be holding a conference call today for the investment community at 11:00 am (ET) to discuss its guidance expectations. An audio webcast of the call will be broadcast simultaneously for all interested parties through the Investor Relations section of the CVS Health website at http://investors.cvshealth.com. This webcast will be archived and available on the website for a one-year period following the conference call.

Non-GAAP Financial Measures

CVS Health is providing non-GAAP information on a prospective basis that excludes certain items because of the nature of these items and the impact they have on the analysis of underlying business performance and trends. Management believes that providing this information enhances investors’ understanding of the company’s performance. This information should be considered in addition to, rather than as a substitute for, information prepared in accordance with GAAP. CVS Health’s definitions of these non-GAAP items may not be comparable to similarly-titled measurements reported by other companies.

Adjusted earnings per share, or adjusted EPS, is income from continuing operations excluding the impact of certain adjustments such as the amortization of intangible assets, acquisition-related integration costs, charges in connection with store rationalization, goodwill impairments, adjustments to legal reserves in connection with certain legal settlements, losses on early extinguishment of debt and losses on settlements of defined benefit pension plans, and the income tax benefit associated with the Tax Reform and Jobs Act included as part of these adjustments for (a) expected EPS for Q4 2017 and 2017 full-year, are amounts related to bridge financing fees and transaction costs for the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads and (b) adjusted EPS for 2018 guidance, are bridge financing fees and transaction and integration costs related to the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads. To calculate adjusted EPS, adjusted income from continuing operations is divided by the company’s expected weighted average diluted shares outstanding for the relevant period. The company believes that this measure enhances investors’ ability to compare the company’s past financial performance with its current and expected performance. The most comparable GAAP measure is diluted earnings per share.

Adjusted operating profit is operating profit excluding the impact of acquisition-related integration costs, charges in connection with store rationalization, goodwill impairments, and adjustments to legal reserves in connection with certain legal settlements, also included as part of these adjustments for (a) expected adjusted operating profit for Q4 2017 and 2017 full-year, are amounts related to transaction costs for the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads and (b) adjusted operating profit for 2018 guidance, are transaction and integration costs related to the proposed acquisition of Aetna, as well as transaction costs for the divestiture of RxCrossroads. The company believes that this measure enhances investors’ ability to compare the company’s past financial performance with its current expected performance. The most comparable GAAP measure is operating profit.

As there is uncertainty in connection with calculating the adjustments necessary to prepare reconciliations from the non-GAAP financial measures to the comparable GAAP financial measures, the company is unable to reconcile the non-GAAP financial measures without unreasonable efforts. The items, including, in particular, the additional excluded items identified above, could result in significant adjustments from the most comparable GAAP measure. In addition, for the 2018 guidance estimates of adjusted EPS and adjusted operating profit, the significant complexity in assessing the impact of tax reform changes creates additional challenges in providing reconciliations to the most comparable GAAP measures. Therefore, no reconciliation is being provided at this time.

About the Company

CVS Health is a pharmacy innovation company helping people on their path to better health. Through its more than 9,700 retail locations, more than 1,100 walk-in medical clinics, a leading pharmacy benefits manager with nearly 90 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services, and a leading stand-alone Medicare Part D prescription drug plan, the company enables people, businesses and communities to manage health in more affordable and effective ways. This unique integrated model increases access to quality care, delivers better health outcomes and lowers overall health care costs. Find more information about how CVS Health is shaping the future of health at https://www.cvshealth.com.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the Securities and Exchange Commission (the “SEC”), including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health and Aetna, CVS Health and Aetna will file relevant materials with the SEC, including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.